Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

UBS Securities LLC

As Representatives of the several Underwriters

c/o	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

One Bryant Park

New York, New York 10036

May 7, 2010

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Registration Statement on Form S-1
(File No. 333-164484)

Ladies and Gentlemen:

On May 4, 2010, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, as Representatives of the several Underwriters requested that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Thursday, May 6, 2010 at 4:00 p.m., Eastern Daylight Time. The Representatives hereby withdraw their request for acceleration of effectiveness of the Registration Statement.

[SIGNATURE APPEARS ON THE FOLLOWING PAGE]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC

For themselves and on behalf of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/s/	Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

[Withdrawal of Acceleration Request]

UBS SECURITIES LLC

/s/	Jonathan Rose
Name:	Jonathan Rose
Title:	Executive Director

/s/	Matthew Albrecht
Name:	Matthew Albrecht
Title:	Associate Director
cc:	Jonathan A. Schaffzin, Esq.
William J. Miller, Esq.

[Withdrawal of Acceleration Request]